
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3561

August 12, 2015

Oscar C. Harper IV
President and Chief Executive Officer
Southern Power Company
30 Ivan Allen Jr. Blvd., N.W.
Atlanta, GA 30308

> **Re:** **Southern Power Company**
> **Registration Statement on Form S-3**
> **Filed July 15, 2015**
> **File No. 333-205680**

Dear Mr. Harper:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Legal Matters, page 6

1. We note your reference to Hunton & Williams LLP; however, we also note that Hunton & Williams consented only to inclusion of its opinion as an annex to the opinion from Troutman Sanders LLP. Please revise accordingly or, in the alternative, obtain and provide consent from Hunton & Williams to being named in the registration statement.

2. We note that Troutman Sanders has relied on counsel to the underwriters with respect to matters of New York law. We also note that the plan of distribution contemplates placement of the securities in manners that do not involve underwriters. Please tell us why counsel engaged by the company is not providing an opinion on New York law regarding whether the Senior Notes will be valid, binding and legal obligations of the company.

Item 16. Exhibits

Exhibit 4.3, page II-2

3. We note that the Indenture dated as of June 1, 2002 is not included as an exhibit to the subsequently referenced filings. In this respect, the Form 10-Q for the quarter ended June 30, 2003, includes the Second Supplemental Indenture dated as of July 8, 2003. Please revise to incorporate the Indenture dated as of June 1, 2002.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Oscar C. Harper IV
Southern Power Company
August 12, 2015
Page 3

       Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lisa Kohl, Legal Branch Chief, at 202.551.3252, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Eric A. Koontz